UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-23806

Investment Company Act File Number

Pender Real Estate Credit Fund

(exact name of registrant as specified in its charter)

Delaware	88-3392739
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o UMB Fund Services, Inc. 235 West Galena Street Milwaukee, WI	53212
(Address of principal executive offices)	(Zip Code)

414-299-2270

(Registrant’s telephone number)

PART I

Pender Real Estate Credit Fund (the “Registrant”) files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (“1940 Act”) (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of the Registrant’s Form N-CSR and Form N-CEN for the period ended December 31, 2024 be extended to April 30, 2025.

Narrative

Rule 30e-1 under the 1940 Act requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company’s registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholders under Rule 30e-1. Rule 30a-1 under the 1940 Act requires that a registered management investment company file an annual report on Form N-CEN at least every twelve months and not later than 75 calendar days after the close of each fiscal year. The Registrant’s most recent fiscal year ended December 31, 2024.

On March 10, 2024, the Registrant filed a Form 12b-25 notifying the U.S. Securities and Exchange Commission (“Commission”) that the Registrant was unable to file its Form N-CSR relating to for the period ended December 31, 2024, in the prescribed time period without unreasonable effort or expense. In addition, on March 14, 2025, the Registrant filed a Form 12b-25 notifying the Commission that the Registrant was unable to file its Form N-CEN relating to for the period ended December 31, 2024 without unreasonable effort or expense. The reasons for such delay as set forth in each Form 12b-25 was that additional time was needed to finalize accounting analysis regarding the effect of utilizing an exit value amortization methodology for certain income from loan investments and determine whether such amortization would result in any material difference from the straight line amortization schedule that had been utilized. The Registrant also needed additional time to assess the impact to previously issued financial statements to assess whether the correct amortization methodologies would have resulted in any material differences. That assessment is ongoing. At this time, the Registrant will not be able to file its Form N-CSR and N-CEN for the period ended December 31, 2024 on or before the 15th calendar day following the respective prescribed due date as provided in each respective Form 12b-25.

As the Registrant continues to assess the effect of utilizing an exit value amortization methodology for certain income from loan investments on the Registrant’s previously issued financial statements, the Registrant respectfully believes that it is impractical to file its N-CSR and N-CEN for the period ended December 31, 2024 for the reasons set forth in the Form 12b-25 filings and requests that this application for an extension of time to file the Registrant’s N-CSR and N-CEN for the period ended December 31, 2024 be accepted pursuant to Rule 8b-25 under the 1940 Act.

The Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors.

PART II

OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

Cory Johnson, President and Principal Executive Officer

Pender Capital Management, LLC

11766 Wilshire Boulevard, Suite 1460

Los Angeles, CA 90025

cory.johnson@pendercapital.com

SIGNATURES

The registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Cory Johnson
Cory Johnson
President and Principal Executive Officer

March 25, 2025